

Sircles Media, Inc.

1590 Howe Avenue
Sacramento, California 95825

www.sircles.com

ANNUAL REPORT (amended)

FORM C-AR/A

In this report, the term "we," "us," "our", "the company", "Sircles" or "Sircles Media" refers to Sircles Media, Inc.. The term "application", or "app", refers to the "Sircles" downloadable mobile app.

The Company, having offered and sold SAFE's (Simple Agreement for Future Equity) pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended **December 31, 2022**. A copy of this report may be found on the Company's website at www.sircles.com/invest.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward- looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ABOUT THIS FORM C-AR/A

Readers should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide readers with information different from that contained in this Form C-AR/A. Readers should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A.

Issuer: Sircles Media, Inc.
Legal status of issuer: Corporation, organized in Delaware, incorporated on December 15th, 2019.
Physical address: 1590 Howe Ave, Sacramento, California 95825.
Website of issuer: www.sircles.com. The information available on or through our website is not a part of this Form C-AR/A

Current number of employees: 11

	Most recent fiscal year-end (audited)	Prior fiscal year-end (unaudited)
Total Assets:	$ 1,756,033	$ 1,352,852
Cash & Cash Equivalents:	$ 877,813	$ 818,919
Accounts Receivable:	$ 982	$ 982
Short-term Debt:	$ 87,812	$ 90,264
Long-term Debt:	$ 4,332,475	$ 2,767,544
Revenues/Sales	$ -	$ -
Cost of Goods Sold:	$ -	$ -
Taxes Paid:	$ 1,660	$ 2,041
Net Income:	$ (1,265,533)	$ (1,380,763)

Financial Statements and for the periods ended December 31, 2022 (audited) and December 31, 2021 (unaudited) can be found at the end of this Annual Report.

Jurisdictions in which the issuer intends to offer securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI,
SC, SD, TB, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No

DIRECTORS AND OFFICERS OF THE COMPANY
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

John Worthington – CEO and Director
Founder, CEO and Director of Sircles Media, Inc. 2018-Present
Founder, CEO and Director of Tech Service 2U, Inc., 2003-Present
Performs the general supervision and management of overall operations of the Company and its resources, strategic direction of the Company, and control of the business and officers of the Company and such other duties

and obligations as may be assigned to him by the Company's board of directors. Oversees product development and implementation strategy.

Todd Fiore - CIO and Director
Co-Founder, CIO, and Director of Sircles Media, Inc. 2018-Present
Advises on product development and implementation strategy, and such other duties and obligations as may be assigned to him by the Company's CEO or its board of directors.

Co-Founder, CIO and Director of Tech Service 2U, Inc., 2003-Present
Oversees the management and implementation of computer and information technology systems. Manages FireUp Esports Lounge, a wholly owned subsidiary of Tech 2U.

Daniel Hinkle - COO and Director
Co-Founder, COO, and Director of Sircles Media, Inc., 2018-Present
Performs oversight of Company operations, providing leadership and management to help the Company reach its goals, and to make sure that the Company is operating efficiently. Advises on and oversees product development and implementation strategy, and such other duties and obligations as may be assigned to him by the Company's CEO or its board of directors.

Vice President of Digital Marketing – Tech Service 2U, Inc., 2016-Present
Oversees the radio advertising services segment of Tech 2U's Digital Marketing Team, which negotiates and provides billing support for advertisers featured on morning radio show hosted by Director Rob Williams.

Michael Nashick - CFO and Director
CFO and Director for Sircles Media, Inc., 2018-Present
Controller of Tech Service 2U, Inc., 2008-Present
Manages accounting procedures, maintains financial reports, and records of accounts and business transactions, disburses funds of the Company as instructed by the CEO and COO, and reports the financial condition of the Company when requested to the Directors or Officers, and such other duties and obligations as may be assigned to him by the Company's CEO or its board of directors.

Ian Reeder - Secretary and Director
Secretary and Director of Sircles Media, Inc., 2018-Present
Keeps a book of minutes of all meetings and actions of Directors, with the time and place of holding, and such other duties and obligations as may be assigned to him by the Company's CEO or its board of directors.

General Manager of Tech Service 2U, Inc., 2008-Present
Oversees the residential services division of Tech 2U, consisting of field, shop, and remote support services and repairs for all regions and locations.

Jordan Baldwin – Director
President and CEO – Ridgeline Engineering., 2004-Present
Owns and operates civil and structural engineering company base out of Stockton, California. Lead investor in Sircles Media; Performs an advisory role on the board of directors.

Rob Williams - Director
President – Williams Broadcasting, 2010-Present
Hosts and manages radio morning show and related podcasts, and online membership/shop based out of Sacramento, California, and Reno, Nevada. Performs an advisory role on the board of directors and assists with the promotion of the Sircles App.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes certain expenses such as attorney's fees and, in circumstances, judgments, fines and settlement amounts actually paid or incurred in connection

with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

John Worthington, CEO, Founder, and Director holds 8,600,000 shares of Class A Common Stock, representing 88% of voting power in Sircles Media.

THE COMPANY'S BUSINESS

Description

Sircles Media has developed Sircles, a mobile app that could best be described as Yelp meets Facebook for recommendations, minus the negativity. Sircles is designed to be a positive force for positive interaction in a society where we feel that much of social media has become a vehicle for spreading negativity and disinformation. Sircles is designed to allow users to give and get recommendations from people they trust without having to rely on strangers' public posts and the filters and manipulations that affect them. Sircles does not have dislikes or rating systems to spread negative information about businesses or entertainment in the app. Sircles seeks to focus only on positivity and is dedicated solely to the sharing of users' favorite places, services, and entertainment with their friends and family through an interface that is designed to be unique, fun and engaging.

Competition

Major competitors to Sircles Media include any social media platforms and technologies that enable users to share and make recommendations for businesses, services, and entertainment to their friends and family, or search for businesses services and entertainment recommended by others. Such platforms include sites like Yelp or Angie's list, where users can search for businesses and assess their service quality based on ratings by other users. Other platforms include Facebook or Google which have user groups focused on various types of services or entertainment or have share functions built into them. There are also apps that specialize in making recommendations, such as Likewise and others that possess similar functions. Sircles seeks to differentiate itself by encouraging only positive interactions between users through its focus on one core activity – Friends, family and acquaintances sharing their favorite businesses and entertainment with each other.

Customer Base, Marketing, and Monetization

The Sircles customer base would include individuals of all ages (users). We plan to make the app free to download for all users. Customers would also consist of businesses who want to subscribe, on a monthly or annual basis, to a business portal that allows them to customize the presentation of their business in the app, track user activity from the sharing and favoriting of their business and offer discounts and other incentives to individuals who view their listings. The business portal and subscription terms are currently under development. Monthly or annual fees from business members at various price points are being considered and are planned to be based on demand, profitability goals and other factors we believe will develop as the user base, company size, and their resulting expenses grow.

We anticipate that the Sircles app will be marketed to users in several ways, including paid influencers and other types of media personalities, as well as boots-on-the-ground reps who will visit and engage with local businesses and encourage them to place Sircles stickers in their windows along with counter and tabletop displays, and to enroll in paid memberships in the app. Additionally, our goal is for users to foster organic growth through app usage and engagement. We believe this can be achieved by building a rewards system into the app that provides incentives to users who download the app and utilize its various features, such as making recommendations and inviting other users to download and use the app. We plan to award incentives at various levels, which may include discounts on merchandise and services to a degree based on the user's level of engagement within the app. We anticipate that this rewards system could be monetized for generating profit, could result in no profit, or create additional costs for the Company that we plan to characterize as marketing expenses. Various categories and quantities of rewards will be considered, and their deployment is to be based on user engagement in the app and response to the rewards offered. Another goal of the Sircles team is to foster the network effect by making it easy and fun to invite friends into the Sircles app by engineering a "friend finder" system that has been successful for other social apps, such as Gasapp.

Supply Chain
Sircles Media's application software and platform were developed by the Company and are considered proprietary property of the Company. Sircles Media primarily uses in house software developers to develop the app. Sircles Media utilizes the services and products of various third-party suppliers to operate and provide critical services for app development and overall project management. For example, the Company's platform is hosted and maintained on AWS (Amazon Web Services) servers and infrastructure. It also uses numerous API's (Application Program Interface), such as Google and Radar Labs to populate its categories along with supporting the app's search and locations functions. Other API examples include Getstream for chat functions, Listennotes for podcast, and TMDB (The Movie Database) for its entertainment category. It also plans to utilize Stripe for credit card processing when paid subscriptions for businesses are offered. Sircles Media uses other services to verify customer identification, manage Company email and other customer communications, and test platform security, among other things. The Company also anticipates launching an e-commerce function within the app as part of its rewards system described in the Customer Base, Marketing, and Monetization section. We anticipate that this function will be facilitated by an outsourced e-commerce platform, such as Shopify, which will assist in fulfilling the orders of items purchased/redeemed through the online store.

Other Developments
In the first half of 2021, we believed it was necessary to rebuild the development team with individuals possessing greater levels of experience, talent, and cohesiveness than it had previously, with the goal of implementing better technologies, programming code, and features in the app than were previously designed and deployed. We believed that achieving these goals would allow the Sircles app to attain a level of operating quality and capabilities needed to fulfill the needs of its target market. In 2022 and as of this report date, we continue to believe that Sircles Media has a development team in place capable of achieving these goals. This is our opinion and there is no guarantee that any of these goals will be achieved. During 2022, we believe the database architecture of the app was significantly improved in terms of scalability and performance (i.e., speed). Improvements also were made to the user interface by adding numerous animations, transitions, and other graphical enhancements that we believe will make the app more engaging and intuitive. We have also onboarded with Amplitude and Onesignal in an effort to improve our analytics and marketing notifications, respectively. Together these services will allow us to monitor our user engagement metrics and trigger our users with real-time push notifications along with other forms of targeted messaging.

RISK FACTORS
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Material factors that make an investment in the issuer speculative or risky:

The Company may not be able to achieve its goals and financial projections: Sircles Media's business plan, goals, and projections were prepared by its management and are based on numerous assumptions, which are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the Company's goals and projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results and goals may not be achieved. As a result, no assurance can be given that Sircles Media will achieve the operating goals or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

The Company's app, products and services may not be adopted by users to the extent anticipated: User downloads, engagement and overall market adoption may not occur in the numbers or on the timeline anticipated by the Company. User adoption will be critical to the Company's ability to meet its business plan and financial projections.

Risks relating to developing technology: The market for products and services in peer-to-peer referrals and marketing industry is characterized by rapid technological developments, frequent new product introductions, innovations, and evolving industry standards. The emerging character of these products and services and their rapid evolution will require Sircles Media's continuous improvement in the performance, features and reliability of its products and services, particularly in response to competitive offerings. Sircles Media may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards could require Sircles Media to make substantial expenditures to modify or adapt its products and services. This could harm Sircles Media's business, financial condition and operating results.

The Company has limited capitalization and may need additional financing in the future which may not be available: Sircles Media has limited capitalization and may need additional financing to support existing and ongoing operations. There is no assurance that Sircles Media would be able to successfully obtain additional financing or do so on favorable terms. Should Sircles Media be unable to raise additional capital or generate sufficient revenues, Sircles Media may not be able to meet its obligations and investors in the SAFEs or stock could lose their entire investment. Sircles Media and the Sircles application was originally funded by Tech Service 2U, Inc. (Tech 2U), a related party that is commonly owned and controlled by the same management team. Tech 2U provided additional funds to Sircles Media in the form of loans and capital contributions. The ability of Tech 2U to provide additional funding is based on many operating and economic factors, and numerous risks unrelated to Sircles Media that are outside the control of its management. As such, Tech 2U may not be able to provide such funding in the future and cannot be relied upon for additional capitalization.

Purchase price for Shares and SAFEs has been arbitrarily determined: The purchase price for any Shares and SAFEs offered have been arbitrarily determined by Sircles Media and bear no direct relationship to their book value or the value of its assets. As such, the purchase price for the Shares and SAFEs is not necessarily indicative of their value. No assurance is or can be given that any of the Shares or SAFEs, if transferable, could be sold for the purchase price or for any amount. Investors, especially earlier investors, could lose their entire investment.

COVID-19 and other global crises: The COVID-19 pandemic may cause disruptions and risks to the Company's operations as Company management and staff are required or choose for health and safety reasons to work remotely using online communication tools which may slow or delay completion of product and business development initiatives. Further, the COVID-19 pandemic's impact on the economy and, in particular, its impact on issuers of alternative investments, the volume, nature and terms of offerings by such issuers, the performance of alternative investments, and investor sentiment and behavior, over any period of time, cannot be predicted with certainty. The Company may make predictions regarding such impact, which may be wrong, or may cause our costs, plans and results of operations to change. The Company's competitors may be better equipped, positioned, or capitalized to endure or counter the adverse effects of the pandemic. These economic and market factors may materially and adversely affect our ability to achieve our revenue, account growth and other objectives. In April 2020, the Company obtained a Payroll Protection Program loan under the CARES Act for $15,895 based on management's determination that, but for such financing, the uncertainty caused by the pandemic and the resulting disruptions could jeopardize the Company's ability to operate if such financing was not obtained. The past, current or future effects of the COVID-19 pandemic on the economy, the Company's operations, customers, business partners and service providers, potential sources of additional capital, target markets, or employees may create impediments to our business growth and profitability, which could cause the Company's plans to fail and the value of investments in the Company to decline or be lost. The PPP loan funds were spent on covered costs subsequent to funding and was fully forgiven on March 30, 2021.

Management's judgment regarding use of proceeds:
Sircles Media's management, including its Board of Directors, will have broad discretion over the use of the net proceeds from the crowdfunding. Management has made only preliminary determinations as to the amount of net proceeds to be used based on its current expectations regarding Sircles Media's financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as actual financial performance may differ from management's current expectations, or Sircles Media's business needs may change as its business and its industry evolve. As a result, the proceeds received by Sircles Media in crowdfunding may be used in a manner significantly different from its current plans.

Design flaws/defects:
Sircles Media services or features may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. To the extent that the Sircles Media does not effectively address or plan for design flaws or other defects or any capacity constraints or system failures, Sircles Media's business, results of operations and financial condition could be significantly harmed.

Protection of Intellectual Property:
Although Sircles Media intends to take commercially reasonable actions to protect its intellectual property rights, including evaluating and potentially filing for and obtaining certain copyrights, trademarks and patents with the United States Patent and Trademark Office ("USPTO"), if applicable, no assurances can be given that the intellectual property of Sircles Media (i) will not infringe upon the intellectual property rights of others, (ii) that the USPTO filings will occur, or if they do, that they will be approved and enforceable, or (iii) ultimately will be the sole property of Sircles Media. Sircles Media's ability to compete effectively depends in part on developing and maintaining the proprietary aspects of its products. Sircles Media also cannot assure that any patents, copyrights, or trademarks, if obtained, will not be successfully challenged, invalidated, or circumvented in the future. In addition, no assurance can be given that competitors, many of which have substantial resources, have not already applied for, or obtained, or will not seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with Sircles Media's ability to make, use and sell its products and services either in the United States or in international markets. Sircles Media expects to rely heavily on trade secrets and proprietary know-how, which Sircles Media will seek to protect, in part, through confidentiality and proprietary information agreements. Sircles Media requires its employees and key consultants to execute confidentiality agreements upon the commencement of employment or a consulting relationship with Sircles Media. No assurance can be given that employees or consultants will not breach these agreements, that Sircles Media will have adequate remedies for any breach or that Sircles Media's trade secrets will not otherwise become known to or be independently developed by competitors.

Reliance on key personnel:
Sircles Media's ability to achieve anticipated revenues is substantially dependent on its ability to attract and retain skilled personnel, especially management, software and app developers and service personnel. The loss of the services of one or more of Sircles Media's executives, officers, and key employees, or the decision of one or more of such officers or employees to join a competitor or otherwise compete directly or indirectly with Sircles Media could have a material adverse effect on Sircles Media's business, operating results and financial condition.

Sircles Media does not currently maintain key-man life insurance on any officer or employee of Sircles Media. In addition, Sircles Media believes that its future success will depend on its ability to attract and retain additional skilled developers, business development, sales, management, and marketing personnel. There is and will continue to be competition for such personnel in Sircles Media's industry. New employees hired by Sircles Media generally require significant training. No assurance can be given that Sircles Media will be successful in attracting, training, and retaining qualified personnel, and the failure to do so could have a material adverse effect on Sircles Media's business, operating results and financial condition.

Some officers and board members of Sircles Media own and manage Tech Service 2U, Inc. (dba Tech 2U) and its wholly owned subsidiary, FireUp Esports Lounge. Tech 2U is an established technology service and repair company which we believe has a proven business model, strong company culture, and effective management team in place. We believe this has given the officers and board members the ability to effectively manage both entities up to this point. We anticipate that Tech 2U and Sircles Media will continue to be simultaneously managed by the same officers and board members for the foreseeable future. The active management of both entities simultaneously by the same officers and board members could negatively impact their ability to effectively manage one or all companies.

Rewards system risk:
As part of its growth strategy previously described in the "Customer Base, Marketing, and Monetization" section, Sircles Media plans to offer incentives to users in the form of merchandise and discounts on services across its various service categories to reward users for different types of behavior when engaging the app. Management anticipates incurring significant expenses related to these rewards. The financial impact to the Company of these expenses cannot be known or reliably estimated at the time of filing this report because they are expected to be directly related to user adoption and activity within the app. Sircles Media intends to create a user agreement, to which users must agree as a condition of using the app, that limits the Company's potential expenses related to these offerings, thus mitigating the possibility of significant financial harm to the Company. Sircles Media cannot guarantee the effectiveness of such efforts and agreement, and as a result, the Company may incur significant unanticipated financial harm.

Other risk factors; Loss of entire investment:
Other risk factors may exist that Sircles Media cannot contemplate at this time. Therefore, every investor must be able to bear the possible risk of loss of his, her, or its entire investment.

OWNERSHIP AND CAPITAL STRUCTURE

Description of Issuers Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	% Ownership of Company by this class of shareholder (Fully diluted)	Liquidation Preference
Series Seed Preferred	10,000,000	2,637,010	1 vote for each share held	12%	Yes
B Common	21,000,000	8,847,506	1 vote for each share held	41%	No
A Common	9,000,000	8,600,000	10 votes for each share held	40%	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options	1,402,494 Class B Common
Other Securities	Amount of SAFE liability (12/31/22)
SAFE	$4,332,475

Liquidation Preferences and Anti-Dilution Rights:

In the event of a liquidation, dissolution or winding up of Sircles Media, holders of Series Seed Preferred Stock are entitled to receive a liquidation preference equal to their original issue price for each share or such greater amount per share as would have been payable had all shares of Series Seed Preferred Stock converted into Sircles Class B Common Stock immediately prior to such liquidation event.

If there is a liquidation event before the termination of Sircles Media's SAFEs, each holder of a SAFE will automatically be entitled (subject to liquidation priority) to receive a portion of proceeds from such liquidation event, equal to the greater of (i) the purchase amount of each SAFE held or (ii) or such greater amount per SAFE as would have been payable had all such SAFEs converted into Sircles Class B Common Stock immediately prior to such a liquidation event.

The Series Seed Preferred is entitled to a broad-based, weighted-average, anti-dilution adjustment upon the issuance of certain capital stock of Sircles without consideration or for a consideration per share less than the original issuance price of the Series Seed Preferred. As of the date of this Form C-AR/A, Sircles has not issued capital stock that would cause an anti-dilution adjustment to the Series Seed Preferred.

Other Rights:

As of the date of this Form C-AR/A, Sircles has entered into multiple Simple Agreement for Future Equity (SAFE)with investors in exchange for an aggregate purchase price of $4,332,475. The SAFEs are convertible into futurepreferred stock of Sircles based on a valuation cap and a discount rate. The terms and conditions of the Sircles SAFE are included in our Form C.

Sircles' Certificate of Incorporation also provides for certain protective provisions for the holders of Series Seed Preferred Stock, requiring approval of holders of a majority of the Series Seed to take certain actions, including altering the bylaws or Certificate of Incorporation in a way that adversely affects the preferred stock, creating a new class of capital stock with superior rights, powers and privileges, redeeming shares of capital stock (subject to exceptions), paying certain dividends and liquidating and dissolving the corporation.

Material terms of any indebtedness of the issuer:

Trade payables and SAFE Liability presented in Summary, Historical Results of Operations, Liquidity and Capital Resources, and attached unaudited financial statements.

Other exempt offerings the issuer conducted within the past three years:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
Jan-19	Regulation D, Rule 506(b)	Convertible Note	$ 327,000	General Operations
Nov-19	Regulation D, Rule 506(b)	Preferred Stock	$ 151,000	General Operations
Feb-20	Regulation D, Rule 506(b)	Preferred Stock	$ 167,000	General Operations
Nov-20	Regulation Crowdfunding	SAFE	$ 1,070,000	General Operations
Dec-20	Regulation D, Rule 506(c)	SAFE	$ 225,035	General Operations
Apr-21	Regulation Crowdfunding	SAFE	$ 3,037,440	General Operations

Does the issuer have an operating history? Yes

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

Sircles Media was organized in December 2019 and has limited operations upon which prospective investors may base an evaluation of its performance. All amounts shown for the period/fiscal year ended December 31, 2022 have not been audited.

Revenues & Gross Margin: For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0.

Assets: As of December 31, 2022, the Company had total assets of $1,756,033, including $877,813 in cash. As of December 31, 2021, the Company had $1,352,852 in total assets, including $818,919 in cash.

Net Loss: The Company has had net losses of $1,265,533 and net losses of $1,380,763 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

Liabilities: The Company's liabilities totaled $4,420,287 for the fiscal year ended December 31, 2022 and $2,857,808 for the fiscal year ended December 31, 2021.

Expenses: For the fiscal year ended December 31, 2022, total Operating Expenses consisted of $1,255,968, compared to $1,303,534 for the fiscal year ended December 31, 2021.

Related Party Transactions

As described in the Risk Factors, Sircles Media and the Sircles application was originally funded by Tech Service 2U, Inc. (Tech 2U), a related party that is commonly owned and controlled by the same management team. Tech 2U provided additional funds to Sircles Media in the form of loans and capital contributions. There is no guarantee that Tech 2U will be able to provide any funding in the future and cannot be relied upon for additional capitalization. Below is a summary of the related party transactions between Tech 2U and Sircles Media:

Loans from Tech 2U to Sircles Media:

Name	Relationship	Amount Invested	Transaction Type	Issue Date	Interest Rate	Maturity Date	Outstanding Principal Plus Interest - March 2023
Tech 2U	Commonly Controlled Entity	$ 35,000	Loan	9/27/2018	0% per annum	9/30/19	$ -
Tech 2U	Commonly Controlled Entity	$ 30,000	Loan	1/9/2019	0% per annum	1/9/20	$ -
Tech 2U	Commonly Controlled Entity	$ 10,000	Loan	11/6/2020	0% per annum	2/15/21	$ -

Other Related Party Transactions:
In 2019, Tech 2U received the Company's collections from a rewards crowdfunding platform campaign. As of December 31, 2019, this amounted to $29,154, which was presented as due from related party in the balance sheet as it was held in a Tech 2U bank account. In 2020, the Company received the full amount from Tech 2U.

2019 – Q1-Q3:
Tech 2U incurred $80,370 in legal fees, R&D costs, and sales and administrative costs to support Sircles project costs. This amount was booked as contributed capital to Sircles Media and was made without Tech 2U obtaining an ownership interest in Sircles Media.

<u>2020 – Q2-Q4:</u>
Tech 2U made a series of capital contributions totaling $65,800. These contributions were not loans nor did they result in an ownership interest in the Company. Tech 2U employed a full-time software engineer to work exclusively on the Sircles project for the direct benefit of Sircles Media. Tech 2U billed Sircles Media for wages, benefits, and payroll tax expenses paid by Tech 2U. The bill was approximately $42,400 and was billed at cost (no profit was realized). This bill was paid in full in May of 2021.

<u>2022 – Q2-Q4:</u>
In June of 2022, Sircles Media reimbursed Tech 2U $5,275 for expenses incurred on its Google advertising account to promote the Sircles crowdfunding campaign on WeFunder. The Tech 2U Google account was utilized because management believed it was more efficient to create a Sircles campaign in an account that was already established rather than creating an entirely new one. In August 2022, as part of its "rewards system" discussed previously in the Customer Base, Marketing, and Monetization section, Sircles Media hired Tech 2U to build a webstore to facilitate the delivery of rewards (i.e., merchandise and vouchers for partnered businesses) and other features. The webstore is planned to be embedded in the app, which we anticipate will enhance the user experience and facilitate engagement. The cost to build the webstore was $50,000, which includes a website hosting agreement, and comprehensive support agreement where Tech 2U will provide technical support and maintenance to the webstore for a period of 1 year after deployment. Sircles Media paid this obligation in full in November 2022. It is anticipated that deployment will commence upon the official release of the latest version of the Sircles app. Because deployment has not yet commenced, Sircles has recognized $30,000 as a prepaid expense as of December 31, 2022.

Liquidity & Capital Resources

We will likely require additional financing in the future to perform operations over the lifetime of the Company. We do not have additional sources of capital other than the proceeds from our prior SAFE offerings. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds from our past SAFE offerings will be sufficient to enable us to implement our strategy, but we anticipate that they will not. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sircles Media, Inc. cash and cash equivalents (U.S. Treasury Bills and Notes) is approximately $211,666 in cash, and $397,674 in U.S. Treasury bills and Notes as of November 13th, 2023. Over the last three months. revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses, or burn rate, has averaged $114K/month.

Within the next six to nine months, we anticipate our monthly burn rate to increase to $120K-$130K. We currently do not have an anticipated date when the Company will start generating revenue. The ability to do so will be based on user downloads and engagement, overall market adoption, and numerous other factors which cannot be anticipated or predicted at this time. Based on our current cash position we project our current runway to be approximately 4-6 months before additional cash is needed to fund operations. We do not know if we will need to raise additional capital to start monetizing.

The above projections are forward looking and cannot be guaranteed.

Bad Actor Disclosure:
None

Ongoing Reporting
The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website no later than: 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.sircles.com/invest

The issuer will continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. The issuer has filed at least one annual report and has fewer than 300 holders of record;
3. The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. The issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

<u>SIGNATURE</u>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



John Worthington
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



John Worthington
Chief Executive Officer

Sircles Media, Inc.
A Delaware Corporation

Financial Statements, Independent Auditor's Report, and
Independent Accountant's Review Report
December 31, 2022 (Audited) and 2021 (Unaudited)

SIRCLES MEDIA, INC.

TABLE OF CONTENTS



To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

<p style="text-align:center">INDEPENDENT AUDITOR'S REPORT</p>

Opinion

We have audited the accompanying financial statements of Sircles Media, Inc. (the "Company") which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has an accumulated deficit of $3,773,704 as of December 31, 2022, has sustained net losses of $1,265,533 and $1,380,763 and has negative cash flows from operations of $1,181,690 and $1,197,791 for the years ended December 31, 2022 and 2021, both respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 26, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Sircles Media, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 26, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SIRCLES MEDIA, INC.
Balance Sheets
As of December 31, 2022 (Audited) and 2021 (Unaudited)

	2022	2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 877,813	$ 818,919
Short-term investments	775,203	-
Escrow receivable	-	464,580
Due from related party	982	982
Prepaid expense	33,774	3,371
Total Current Assets	1,687,772	1,287,852
Non-Current Assets:		
Property and equipment, net	3,261	-
Trademark	65,000	65,000
Total Non-Current Assets	68,261	65,000
TOTAL ASSETS	$ 1,756,033	$ 1,352,852
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 47,250	$ 49,702
Deferred revenue	40,462	40,462
Loan payable - related party	100	100
Total Current Liabilities	87,812	90,264
Non-current Liabilities:		
SAFE liability	4,332,475	2,767,544
Total Non-current Liabilities	4,332,475	2,767,544
Total Liabilities	4,420,287	2,857,808
Stockholders' Deficit:		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 2,637,010 shares issued and outstanding, liquidation preference of $1,254,425 as of December 31, 2022 and 2021	264	264
Class A Common Stock, $0.0001 par, 9,000,000 shares authorized, 8,600,000 shares issued and outstanding as of December 31, 2022 and 2021	860	860
Class B Common Stock, $0.0001 par, 21,000,000 shares authorized, 8,997,506 shares issued and 8,847,506 shares outstanding as of December 31, 2022 and 2021	900	900
Treasury stock	(7,000)	(7,000)
Additional paid-in capital	1,114,491	1,008,256
Subscription receivable	(65)	(65)
Accumulated deficit	(3,773,704)	(2,508,171)
Total Stockholders' Deficit	(2,664,254)	(1,504,956)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,756,033	$ 1,352,852

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying
notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Operations
For the years ended December 31, 2022 (Audited) and 2021 (Unaudited)

	2022	2021
Net revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating Expenses:		
Selling, general and administrative	440,173	576,753
Research and development	815,795	726,781
Total Operating Expenses	1,255,968	1,303,534
Loss from operations	(1,255,968)	(1,303,534)
Other Income/(Expense):		
Gain from loan forgiveness	-	15,895
Unrealized gain from U.S. Treasury securities	4,733	-
Interest income	587	-
Interest expense	-	(480)
Interest expense - SAFE issuance costs	(14,885)	(92,644)
Total Other Income/(Expense)	(9,565)	(77,229)
Provision for income taxes	-	-
Net Loss	$ (1,265,533)	$ (1,380,763)

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2022 (Audited) and 2021 (Unaudited)

	Series Seed Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	2,637,010	$ 264	8,600,000	$ 860	8,997,506	$ 900	-	$ -	$ 871,131	$ (65)	$ (1,127,408)	$ (254,318)
Repurchase of Class B Common Stock	-	-	-	-	(150,000)	-	150,000	(7,000)	-	-	-	(7,000)
Stock-based compensation	-	-	-	-	-	-	-	-	137,125	-	-	137,125
Net loss	-	-	-	-	-	-	-	-	-	-	(1,380,763)	(1,380,763)
Balance at December 31, 2021	2,637,010	264	8,600,000	860	8,847,506	900	150,000	(7,000)	1,008,256	(65)	(2,508,171)	(1,504,956)
Stock-based compensation	-	-	-	-	-	-	-	-	106,235	-	-	106,235
Net loss	-	-	-	-	-	-	-	-	-	-	(1,265,533)	(1,265,533)
Balance at December 31, 2022	2,637,010	$ 264	8,600,000	$ 860	8,847,506	$ 900	150,000	$ (7,000)	$ 1,114,491	$ (65)	$ (3,773,704)	$ (2,664,254)

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Cash Flows
For the years ended December 31, 2022 (Audited) and 2021 (Unaudited)

		2022		2021
Cash flows from operating activities				
Net loss	$	(1,265,533)	$	(1,380,763)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		106,235		137,125
Gain from loan forgiveness		-		(15,895)
SAFE issuance costs		14,885		92,644
Depreciation		501		-
Unrealized gain and accrued interest from U.S. Treasury securities		(4,923)		-
Changes in operating assets and liabilities:				
Decrease/(increase) in due from related party		-		(982)
Decrease/(increase) in prepaid expense		(30,403)		(1,000)
Increase/(decrease) in accounts payable and accrued liabilities		(2,452)		13,489
Increase/(decrease) in accounts payable - related party		-		(42,409)
Net cash used in operating activities		(1,181,690)		(1,197,791)
Cash flows from investing activities				
Purchase of property and equipment		(3,762)		-
Purchase of U.S. Treasury securities		(770,280)		-
Net cash used in investing activities		(774,042)		-
Cash flows from financing activities				
Repayment of loan payable - related party		-		(10,000)
Proceeds from issuance of SAFE		2,063,140		974,300
SAFE issuance costs		(48,514)		(59,015)
Repurchase of Class B Common Stock		-		(7,000)
Net cash provided by financing activities		2,014,626		898,285
Net change in cash		58,894		(299,506)
Cash at beginning of the year		818,919		1,118,425
Cash at end of the year	$	877,813	$	818,919
Supplemental disclosure of cash flow information				
Cash paid for interest	$	-	$	480
Cash paid for income taxes	$	-	$	-

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (the "Company") is a corporation organized on February 12, 2018 under the laws of Delaware. The Company was originally formed under the name Social Circle LLC as a Delaware limited liability company. On December 15, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Social Circle LLC to Sircles Media, Inc. The Company is a social media company which develops a mobile networking application.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2022 and 2021. As of December 31, 2022 and 2021, the Company's cash in bank balances exceeded federally insured limits by $397,495 and $434,287, respectively.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

Short-term Investments

The Company considers all securities with an original maturity of more than three months but less than a year to be short-term investments. See Note 4.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet. As of December 31, 2022 and 2021, subscription receivable presented as a contra equity account was $65.

Prepaid Expense

Prepaid expense includes amounts paid in advance for services to be rendered to the Company. As of December 31, 2022 and 2021, prepaid expense was $33,774 and $3,371, respectively, which pertains to advance payment for insurance, subscription, and web hosting services from a related party.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. The Company's property and equipment consisted of computer equipment with an estimated useful life of five years. As of December 31, 2022 and 2021, the total cost was $3,762 and $0, respectively. Depreciation expense recognized was $501 and $0 for the years ended December 31, 2022 and 2021, respectively. The net carrying value as of December 31, 2022 was $3,261.

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2022 and 2021, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2022 and 2021.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, short-term investments, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The treasury holdings described in Note 4 were valued using level 1 inputs.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. The Company's main revenue stream will be fees for marketing services, which will be recognized upon delivery of its service. No revenue has been earned or recognized for the years ended December 31, 2022 or 2021.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

Deferred Revenue

Orders that have been placed and paid as of year-end but have not been fulfilled are recorded as deferred revenue. Deferred revenue consists of collections from a rewards crowdfunding platform. In exchange for funds received from the platform, contributors will receive early access to the Company's beta app, coupons for Tech 2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount. Tech 2U, a related party, is commonly controlled by the shareholders of the Company. Deferred revenue was $40,462 as of December 31, 2022 and 2021.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2022 and 2021 was $50,671, and $168,696, respectively.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Reclassification of Prior Period Operating Expenses

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2022 tax years remain open to examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 and adoption of such had no impact on the Company's financial statements and disclosures as it has no long-term lease agreements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In June 2018, the FASB issued ASU 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*. ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $3,773,704 as of December

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

31, 2022, has sustained net losses of $1,265,533 and $1,380,763 and has negative cash flows from operations of $1,181,690 and $1,197,791 for the years ended December 31, 2022 and 2021, both respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. Management has evaluated these conditions and plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing. Management believes its plans are sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future positive cash flows from operations. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: SHORT-TERM INVESTMENTS

In September 2022, the Company purchased a U.S. Treasury bill and a U.S. Treasury note for $481,573 and $288,707, respectively, both maturing in 2023. As of December 31, 2022, the market values of the U.S Treasury bill and U.S Treasury note were $484,985 and $290,218, respectively. For the year ended December 31, 2022, the Company recognized unrealized gain amounting to $4,733 and accrued interest amounting to $190.

NOTE 5: DEBT FINANCING AGREEMENTS

SBA Paycheck Protection Program Loan

On August 6, 2020, the Company applied for and received an SBA Paycheck Protection Program loan for $15,895. This loan bore interest at 0.98% per annum and was to mature 5 years from the date of first disbursement of the loan, including the deferral period of maximum of 10 months from the date of first disbursement of the loan. This loan required equal monthly payments of principal and interest after the deferment period. The loan was forgivable if certain conditions are met.

In March 2021, the loan was forgiven and the full amount was recognized as gain from loan forgiveness in the statement of operations.

SAFE Liability

The Company has conducted offerings of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and Regulation D. The SAFEs have no maturity date and bear no interest.

The SAFEs entitle the holder to convert the SAFEs into the Company's preferred stock. The terms provide for automatic conversion of the SAFEs' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

series of transactions involving the issuance of the Company's preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In the case of a liquidity event (as defined in the agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of (a) cash equal to the face value of the SAFE ("Purchase Amount") or (b) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (defined in the agreement as a share price determined by dividing the applicable valuation cap to the Company's then outstanding capitalization).

The SAFEs provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFEs are junior to debts, senior to common stock, and on par with preferred stock. If the SAFEs convert into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2020, the Company issued $1,295,035 of SAFEs. $225,035 of such were under a concurrent Regulation D offering under the same terms.

During the years ended December 31, 2022 and 2021, the Company issued $1,564,931 and $1,472,509 of SAFEs and incurred $14,885 and $92,644 of broker fees related to these offerings, respectively, which were charged to interest expense due to the indeterminate period of the SAFEs.

As of December 31, 2022 and 2021, the Company had total outstanding SAFE liability of $4,332,475 and $2,767,544, respectively. No SAFEs have been converted into equity, nor had any terminated or expired based on the terms of the agreements. SAFE holders will receive a number of preferred stock calculated using the method that results in the greater number of preferred stock: (a) Purchase Amount applied at the discount rate (see table below) on the price of preferred stock issued to new investors or (b) Purchase Amount divided by the quotient of the applicable valuation cap and the total amount of the Company's capitalization at that time.

Conversion Discount	Valuation Cap	2022	2021	2020
10%	$ 10,000,000	$ -	$ -	$ 300,000
10%	11,000,000	-	-	995,035
10%	18,000,000	-	400,000	-
10%	23,000,000	1,564,931	1,072,509	-
		$ 1,564,931	$ 1,472,509	$ 1,295,035

As of December 31, 2022 and 2021, $0 and $464,580, respectively, of these subscribed SAFEs were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

NOTE 6: STOCKHOLDERS' DEFICIT

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Sircle LLC) was a

See accompanying Independent Auditor's Report and Independent Accountant's Review Report

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

limited liability company. Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc.

The Company is authorized to issue a total of 40,000,000 shares of stock: (a) 30,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A Common Stock and 21,000,000 shares of Class B Common Stock and (b) 10,000,000 shares of $0.0001 par value preferred stock, all designated as Series Seed Preferred Stock.

Class A Common Stock have voting rights of 10 votes per share and Class B Common Stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B Common Stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of Class B Common Stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into the Company's Class B Common Stock upon an initial public offering or by vote or written consent of the requisite holders.

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: (a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and (b) on an as converted to Class B Common Stock basis. The total liquidation preference as of December 31, 2022 and 2021 was $1,254,425.

Preferred Stock

As of December 31, 2022 and 2021, 2,637,010 shares of Series Seed Preferred Stock were issued and outstanding.

Class A Common Stock

As of December 31, 2022 and 2021, 8,600,000 shares of Class A Common Stock were issued and outstanding.

Class B Common Stock

In 2021, the Company repurchased a total of 150,000 shares of Class B Common Stock from investors for $7,000. The cost was recorded as treasury stock.

As of December 31, 2022 and 2021, 8,847,506 shares of Class B Common Stock were outstanding and 150,000 shares held in treasury.

Stock Options

In February 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides stock awards including incentive and non-statutory stock options to employees, directors, consultants

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

and affiliates of the Company. The stock options generally have a term of up to ten (10) years, or five (5) years for incentive stock options issued to stockholders owning more than 10% of the Company. The stock options are subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2022 and 2021, the Company has reserved 1,467,494 shares of Class B Common Stock for issuance under the Plan, and there were 519,197 and 809,197 shares of Class B common stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	-	$ -	$ -
Granted	1,058,297	0.48	
Forfeited	(400,000)	0.48	
Outstanding as of December 31, 2021	658,297	$ 0.48	$ -
Granted	435,000	0.48	
Forfeited	(145,000)	0.48	
Outstanding as of December 31, 2022	948,297	$ 0.48	$ -
Exercisable as of December 31, 2021	268,297	$ 0.48	
Exercisable as of December 31, 2022	753,297	$ 0.48	

	2022	2021
Weighted average grant-date fair value of options granted during the year	$ 0.22	$ 0.22
Weighted average duration (years) to expiration of outstanding options at year-end	8.75	9.34

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the grant-date fair value of stock options granted:

	2022	2021
Risk-free interest rate	1.87% - 2.80%	0.56% - 1.15%
Expected term (in years)	4.90	5.50
Expected volatilty	50.00%	50.00%
Expected dividend yield	0.00%	0.00%

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 were $94,635 and $227,986, respectively. In 2021, 400,000 vested options with grant-date fair value of $82,000 expired three (3) months after the termination of service. In 2022, options granted in 2021 but having not vested as of the termination date with grant-date fair value of $33,930 were canceled. Stock-based compensation expense recognized for the years ended December 31, 2022 and 2021 was $106,235 and $137,125, respectively. The unrecognized compensation costs of $45,330 as of December 31, 2022 will be recognized as follows:

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

December 31,		
2023	$	12,770
2024		15,110
2025		17,450
	$	45,330

Stock-based compensation expense was classified in the statements of operations as follows:

	2022		2021	
Selling, general and administrative	$	72,535	$	55,125
Research and development		33,700		82,000
	$	106,235	$	137,125

NOTE 7: RELATED PARTY TRANSACTIONS

On November 8, 2020, the Company entered into a loan agreement with Tech 2U, an entity controlled by the founders of the Company, for $10,000. This loan is unsecured, bears no interest, and is payable on February 15, 2021. The Company repaid the loan in 2021.

During 2020, the Company received services from a Tech 2U employee which were charged to the Company's operating expenses. The total amount of such services for the year ended December 31, 2020 was $42,409, which all remains outstanding and due to Tech 2U and therefore has been recorded as a related party payable as of December 31, 2020. The Company repaid the full amount in 2021.

In 2022, the Company entered into an agreement with Tech 2U for a total consideration of $50,000. The Company paid the full amount in 2022. As of December 31, 2022, the contract is not yet completed hence the Company recognized $30,000 of the consideration as prepaid expense. The Company incurred expenses of $20,000 for the year ended December 31, 2022 under this agreement.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,016,382 and $656,564, respectively. The following table presents the deferred tax assets by source:

See accompanying Independent Auditor's Report and Independent Accountant's Review Report

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended

	2022	2021
Deferred tax asset:		
Net operating loss carryforwards	$ 934,885	$ 624,560
R&D credit	81,497	32,004
Valuation allowance	(1,016,382)	(656,564)
Net deferred tax asset	$ -	$ -

The Company incurs Federal and California income taxes at rates of 21% and 8.84% of gross margin, respectively, and has used an effective blended rate of 27.98% to calculate the deferred tax assets. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,016,382 and $656,564 were recorded as of December 31, 2022 and 2021, respectively. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,340,833 and $2,231,880, respectively.

NOTE 10: SUBSEQUENT EVENTS

Related Party Transaction

In April 2023, the Company engaged Tech 2U to provide technical support and promotional services on a month-to-month contract at a rate of $5,000 per month.

Stock Options

In September 2023, the Company granted a total of 250,000 stock options under the 2021 Stock Incentive Plan in connection with services performed for the Company. The stock options have an exercise price of $0.4757 and have a term of ten years.

Management's Evaluation

Management has evaluated subsequent events through October 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor's Report and Independent Accountant's Review Report